Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

Excluding Interest on Deposits:	Three Months Ended 9/30/2011	Nine Months Ended 9/30/2011

Fixed Charges:
Interest Expense (excluding interest on deposits)	$74	$233
One-Third of Rents, Net of Income from Subleases	7	20

Total Fixed Charges	$81	$253

Earnings:
Income Before Income Taxes	$530	$1,413
Fixed Charges	81	253

Total Earnings	$611	$1,666

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	7.54x	6.58x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$157	$519
One-Third of Rents, Net of Income from Subleases	7	20

Total Fixed Charges	$164	$539

Earnings:
Income Before Income Taxes	$530	$1,413
Fixed Charges	164	539

Total Earnings	$694	$1,952

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.23x	3.62x